SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under The Securities Exchange Act Of 1934

CHINA GROWTH CORPORATION
(Name of Issuer)

ORDINARY SHARE, $0.000128 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

#10 Gangkouerlu Road, Jiangmen City
Guangdong Province, 529000
People’s Republic of China
(86) (750) 395-9988
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2010
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Star Prince Limited

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

 (4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
12,834,964
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
12,834,964
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,834,964

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.62%

(14) TYPE OF REPORTING PERSON

CO

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ITEM 1. SECURITY AND ISSUER.

The security upon which this report is related to is the ordinary share, par value $0.000128 per share (the “Ordinary Share”), of China Growth Corporation, an exempted company incorporated in the Cayman Islands with limited liability (the “Issuer”), with its principal place of business located at #10 Gangkouerlu Road, Jiangmen City, Guangdong Province, 529000, People’s Republic of China. Its telephone number is (86) (750) 395-9988.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Star Prince Limited, a British Virgin Island corporation, which is hereinafter sometimes referred to as the “Reporting Person.” The principal executive office of the Reporting Person is located at Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Star Prince Limited is a company incorporated under the laws of British Virgin Islands,

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 15, 2010, the Reporting Person entered into an share exchange agreement with the Issuer (the “Share Exchange Agreement”), Wealth Environmental Protection Group, Inc., and shareholders of Wealth Environmental Protection  Group, Inc. (“Wealth Environmental Protection”), pursuant to which the Reporting Person transferred a total of 7,000 shares of Wealth Environmental Protection to the Issuer at par value U.S. $1.00 per share, representing all of the issued and outstanding shares of Wealth Environmental Protection held by the Reporting Person as of the date thereof, in exchange for 12,834,964 Ordinary Shares issued by the Issuer (the “Share Exchange”).

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the 12,834,964 Ordinary Shares (the “Shares”) in connection with the Share Exchange. The Reporting Person holds the Shares for investment purpose.

Consistent with their investment intent, the Reporting Person may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations and capital structure.  Although the acquisition of the Shares is for investment purposes, the Reporting Person may have engaged in, and may continue to pursue, either alone or with others, discussions with management or directors of the issuer regarding alternatives to protect, grow and ultimately realize long-term value for shareholders.  Furthermore, consistent with its investment research methods and evaluation criteria, the Reporting Person may discuss such other alternatives as the Reporting Person deem appropriate with other shareholders, industry analysts, investment and financing professionals or any other third parties.

 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Person holds a total of 12,834,964 Ordinary Shares, representing 47.62% of the total issued and outstanding Ordinary Shares of the Issuer.

(b) The Reporting Person holds the sole voting and dispositive power over the 12,834,964 Ordinary Shares issued to the Reporting Person by the Issuer.

(c)  The Reporting person did not purchase any Ordinary Shares from the Issuer during the last 60 days other than discussed herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On December 15, 2010, the Reporting Person entered into a lock up agreement (the “Lock-Up Agreement”) with the Issuer, pursuant to which, the Reporting Person will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, lend, transfer or otherwise dispose of any of the Shares for a period of 18 months following the closing of the Share Exchange, unless otherwise provided in the Lock-Up Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1 Share Exchange Agreement, dated December 15, 2010 (Incorporated by reference to exhibit 10.1 of the Current Report on Form 8-K that we filed on December 21, 2010);

Exhibit 7.2 Lock-Up Agreement, dated December 15, 2010 (Incorporated by reference to exhibit 10.5 of the Current Report on Form 8-K that we filed on December 21, 2010).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2011

By:	/s/ Mingzhuo Tan
Mingzhuo Tan Star Prince Limited
President

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